Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 261030

2009-02-12

Your date

Commission File No. 82-1463

[redacted]

09045452

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB report on the 4th quarter 2008, dated 4 February 2009, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
MAR 0 5 2009
THOMSON REUTERS

dlw 2/27

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

Sandvik Q4

PRESS RELEASE 4 February 2009 — Full-year report 2008

Fourth quarter 2008:

- Order intake SEK 20,716 M, -18%*
- Invoiced sales SEK 24,171 M, -1%*
- Metal price effects SEK -320 M
- Currency effects SEK +700 M
- Operating profit SEK 2,235 M, -30%
- Earnings per share SEK 0.92, -44%
- Operating cash flow SEK 1,925 M , +50%

INVOICED SALES*



16 -6
44 -7
16 -6
9 +20
6 +28
9 +11

Share of the group, % — Change, %

Full-year 2008:

- Order intake SEK 92,610 M, -1%*
- Invoiced sales SEK 92,654 M, +5%*
- Metal price effects SEK -1,127 M
- Currency effects SEK +675 M
- Operating profit SEK 12,794 M, -11%
- Earnings per share SEK 6.30, -18%
- Operating cash flow SEK 9,671 M, +77%
- Proposed dividend 3.15 SEK (4.00)

President's comment

"The global economic decline that occurred in the fourth quarter 2008 was one of the most dramatic experienced by Sandvik. The slowdown impacted all business areas and most markets. Order intake declined in price and volume by 18%, while the drop in invoiced sales was restricted to 1%. Operating profit amounted to SEK 2.2 billion, an operating margin of 9.2%."

"During the quarter, a number of measures to adjust costs and production capacity to a less favorable market situation were initiated and implemented and the effect of such activities will impact earnings gradually during this year. We keep a high alert and are prepared to act on short notice," says Sandvik's President and CEO Lars Pettersson.

KEY FIGURES

SEK M	Q4 2008	Q4 2007	Full-year 2008	Full-year 2007
Order intake	20 716	23 619	92 610	92 059
Invoiced sales	24 171	22 711	92 654	86 338
Profit after financial items	1 524	2 733	10 557	12 997
Earnings per share, SEK [1]	0.92	1.65	6.30	7.65

1) No dilution effects in the quarter.

BUSINESS AREAS – INVOICED SALES*



-12%

Sandvik Tooling



+17%

Sandvik Mining and Construction



-15%**

Sandvik Materials Technology

** -1% excluding metal price effects

*** Percentage change compared to the same period in the preceding year at fixed exchange rates for comparable units.**

For additional information please call Sandvik Investor Relations +46 (0) 26-26 10 23 or visit www.sandvik.com

SANDVIK

Financial overview

INCOME STATEMENT SEK M	Q4 2008	Q4 2007	Change %	Q1-4 2008	Q1-4 2007	Change %
Order intake	20 716	23 619	-12 1)	92 610	92 059	+1 1)
Invoiced sales	24 171	22 711	+6 2)	92 654	86 338	+7 2)
Operating profit	2 235	3 200	-30	12 794	14 394	-11
%	9.2	14.1		13.8	16.7	
Profit after financial items	1 524	2 733	-44	10 557	12 997	-19
%	6.3	12.0		11.4	15.1	
Profit for the period	1 154	2 083	-45	7 836	9 594	-18
%	4.8	9.2		8.5	11.1	
of which shareholders' interest	1 094	1 979	-45	7 472	9 116	-18
Earnings per share, SEK *	0.92	1.65	-44	6.30	7.65	-18

* Calculated on the basis of the shareholders' share of profit for the period. No dilution effects in the quarter.
1) -18% and -1% respectively at fixed exchange rates for comparable units.
2) -1% and +5% respectively at fixed exchange rates for comparable units.

KEY FIGURES	Full-year 2008	Full-year 2007
Number of shares outstanding at end of period ('000)	1 186 287	1 186 287
Average no. of shares ('000)	1 186 287	1 186 287
Tax rate, %	25.9	26.2
Return on capital employed, % 1)	19.9	27.0
Return on total equity, % 1)	24.8	34.4
Return on assets % 1)	14.4	19.1
Shareholders' equity per share, SEK	30.00	24.10
Net debt/equity ratio	0.9	1.0
Equity/assets ratio, %	36	35
Net working capital, %	32	31
No. of employees	50 028	47 123

1) Rolling 12 months

ORDER INTAKE OCH INVOICED SALES PER MARKET AREA

Fourth quarter 2008

Market area	Order intake SEK M	Change* %	Change* %1)	Share %	Invoiced sales SEK M	Change* %	Share %
Europe	9 800	-16	-25	47	10 315	-7	44
NAFTA	3 347	-18	-13	16	3 969	-6	16
South America	1 204	-34	+16	6	1 880	+28	6
Africa/Middle East	1 837	+9	-8	9	2 143	+20	9
Asia	3 284	-13	-18	16	3 718	-6	16
Australia	1 244	-46	-33	6	2 146	+11	9
Total	20 716	-18	-19	100	24 171	-1	100

* At fixed exchange rates for comparable units.
1) Excluding major orders.

CHANGE, %	Order intake Q4 2008	Q4 2007	Q1-4 2008	Q1-4 2007	Invoiced sales Q4 2008	Q4 2007	Q1-4 2008	Q1-4 2007
Price/volume	-18	+21	-1	+18	-1	+14	+5	+18
Structural	0	+3	+2	+3	0	+4	+2	+3
Currency	+6	0	0	-2	+7	-1	0	-2
Total	-12	+25	+1	+18	+6	+17	+7	+19

Sales


ORDER INTAKE
SEK M Quarter
SEK M Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
06
07
08
Quarter
Rolling 12 months


INVOICED SALES
SEK M Quarter
SEK M Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
06
07
08
Quarter
Rolling 12 months

Global demand for Sandvik's products deteriorated sharply during the quarter. The decline progressively gathered pace and by November and December many customers implemented production cutbacks, which significantly reduced order intake. The dramatic decline in the market meant that order intake for the quarter was 14% lower than invoiced sales.

The slowdown was global, but order intake was relatively strong in South America and Africa, notably in the mining industry. The decline in the market varied among customer segments and was most discernable in the automotive industry, construction industry, exploration industry, parts of the engineering industry and consumer-related industry, in which order intake dropped sharply. The continuation of a relatively healthy trend was noted within such segments as nuclear power, parts of the oil/gas industry and the medical technology industry. Sandvik Materials Technology gained two major orders for tube products to nuclear plants at a total value of around SEK 900 M. For the aerospace industry, underground mines and areas of the process industry, it was primarily the aftermarket business that was relatively stable.

Order intake totaled SEK 20,716 M (23,619), a decline of 12% in total and 18% excluding currency effects for comparable units compared with the preceding year. Changed exchange rates had a positive impact on order intake of 6 %, while changes in metal prices had a negative impact of approximately 3%. The decline in comparable units and excluding currency effects was 18% for Sandvik Tooling and 20% for Sandvik Mining and Construction. For Sandvik Materials Technology the decline was 17% but adjusted for effects of lower metal prices, the underlying order intake was down by approximately 5%.

Invoiced sales in the fourth quarter amounted to SEK 24,171 M (22,711), an increase of 6%, but a decrease of 1% excluding currency effects for comparable units.

For Sandvik Tooling, the decline for comparable units excluding currency effects was 12%. The reduction for Sandvik Materials Technology totaled 15% but excluding adjustments for price compensation related to changed metal prices, the underlying invoicing declined by 1%. Sandvik Mining and Construction's invoiced sales rose by 17% for comparable units excluding currency effects, mainly due to a high level of project invoicing and a favorable trend in service and aftermarket.

The positive impact on total invoiced sales from currency effects was 7% while the negative impact attributable to the effects of metal prices was about 3%. As a consequence of the low order intake comprehensive reductions in production volumes were executed within all business areas.

Earnings and return


OPERATING PROFIT
SEK M
Quarter
Per cent
5 000
4 000
3 000
2 000
1 000
0
20
16
12
8
4
0
06
07
08
Quarter
Operating margin, %


RETURN
Per cent
Per cent
40
30
20
10
0
06
07
08
Return on capital employed (rolling 12 months)
Return on equity (rolling 12 months)

Operating profit in the quarter amounted to SEK 2,235 M (3,200), or 9.2% of invoiced sales (14.1). Earnings were affected in the amount of SEK -320 M (-575) by metal price effects on current inventories, approximately SEK -200 M attributable to restructuring costs and SEK -100 M owing to a write-down of a receivable connected to the final payment from a previous sale of property in Sandvik Tooling. Compared with 2007, earnings were positively impacted by approximately SEK 700 M as a result of changed exchange rates.

Underlying profitability deteriorated in all business areas due to significantly lower production volumes, thus leading to under-absorption of fixed costs. The total negative effect of under-absorption is estimated to SEK 1,200 M. Comprehensive cuts in production rates entailed a marked weakening of the gross margin, compared with both the preceding year and quarter, while expenses for administration and sales increased due to currency changes but remained at the same percentage level. During the quarter a number of measures were adopted to reduce production volumes, adjust inventory levels and cut costs. The workforce was reduced by about 900 employees, the majority of which took place in December, and the number of consultants and contracted staff was reduced by more than 1 000 persons. Ongoing and decided measures will gradually impact profit during 2009.

Financial net declined to SEK -711 M (-467) mainly due to increased debt and valuation of financial instruments. **Profit after financial items** declined to SEK 1,524 M (2,733), 6.3% of invoiced sales. **Tax** for the period amounted to SEK 370 M (650). **Earnings per share** amounted to SEK 0.92 (1.65).

Inventories and receivables as well as prepayments for projects declined in the quarter. **Operating cashflow** improved to SEK 1,925 M (1,282) and net working capital was 32.5% (30.8) of invoiced sales. **Investments** amounted to SEK 2,089 M (2,118), of which company acquisitions accounted for SEK 19 M (156). **The return on capital employed** declined to 19.9% (27.0). The return on shareholders' equity declined to 24.8% (34.4).


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
4 000
3 000
2 000
1 000
0
10 000
7 500
5 000
2 500
0
06
07
08
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
SEK
8
6
4
2
0
06
07
08
Rolling 12 months

Sandvik Tooling

Sandvik Tooling's order intake in the fourth quarter amounted to SEK 5,879 M (6,383), a decrease of 18% for comparable units excluding currency effects. Invoicing totaled SEK 6,359 M (6,429), a decline of 12% from the preceding year for comparable units excluding currency effects. Order intake and invoicing were both positively impacted in the range of 13% as a result of changed exchange rates.

There was a sharp decline in demand in several major markets, notably Europe, South America and Asia, where the decrease was around 20%. The decline in NAFTA and Australia totaled 12% and 14%, respectively. The slowdown that was initiated in September accelerated during the quarter and many customers shutdown production in November and December. The decline impacted all product areas and the majority of customer segments but was particularly noticeable in the automotive industry and its sub-suppliers. The negative impact on earnings was substantial mainly as a result of the under-absorption of overheads due to lower production rates.

During the quarter, a number of measures were conducted to reduce the rate of production, adapt inventory levels and cut costs. Through use of agreements covering flexible working hours, production at a number of major plants was shutdown or reduced during parts of December, which notably reduced production volumes for the quarter. In addition, the workforce was reduced by about 300 employees during the quarter. Approved and implemented measures will gradually generate positive financial effects during the year.

In December, Sandvik Tooling agreed to acquire the UK-based company BTA Heller Drilling Systems Ltd. – a specialist in advanced tool solutions for deep-hole drilling in complex materials.

Operating profit for Sandvik Tooling declined compared with the fourth quarter of 2007 and amounted to SEK 817 M (1,542). The operating margin amounted to 12.9% (24.0). The major part of the decline in earnings is attributable to the sharp drop in market demand in combination with under-absorbtion of fixed costs. Changed exchange rates had a positive effect on earnings of about SEK 260 M. Earnings were charged with approximately SEK 100 M attributable to provisions for costs related to restructuring activities and obsolescence, and with SEK 100 M owing to a write-down of a receivable connected to the final payment relating to a previous sale of property. Return on capital employed declined to 27.0% (33.5).



The UK-based company BTA Heller Drilling Systems Ltd, is a producer of deep-hole drilling tools, an example of which can be seen in the picture.

SANDVIK TOOLING

SEK M	Q4 2008	Q4 2007	Change %	Q1-4 2008	Q1-4 2007	Change %
Order intake	5 879	6 383	-18 *	25 798	25 134	+/-0 *
Invoiced sales	6 359	6 429	-12 *	25 975	24 732	+3 *
Operating profit	817	1 542	-47	5 461	5 989	-9
%	12.9	24.0		21.0	24.2	
Return on capital employed, %	27.0	33.5		27.0	33.5	
No. of employees	16 988	16 440	+3	16 988	16 440	+3

* At fixed exchange rates for comparable units.

Sandvik Mining and Construction

Sandvik Mining and Construction's order intake in the fourth quarter amounted to SEK 8,251 M (10,084), a decline of 20% compared with the preceding year for comparable units excluding currency effects. Invoicing for comparable units excluding currency effects rose 17% to SEK 11,038 M (9,166). The increase in invoicing was mainly linked to a high level of sales to underground mines and a high level of project invoicing. The proportion of projects included in invoiced sales rose to nearly 20% (14) of total invoicing, while the share of equipment fell to around 39% (45) and the aftermarket share was 42% (42). Order intake and invoicing were positively affected by about 2% and 3%, respectively, due to changed exchange rates.



Loading of a Sandvik D45KS, a rig for surface mining, onto a Russian Antonov cargo carrier for transport to the Kumtor gold mine in Kyrgyzstan.

Order intake declined in all markets with the exception of South America and products and service to underground mining of soft minerals. The slowdown, which was most severe in Europe and Australia, started in the exploration and construction industries but spread in to the mining industry during the quarter. The weakening trend was especially noticeable for equipment. The level of activity in underground mining remained relatively favorable, particularly for service and aftermarket. During the quarter, many major customers announced severely reduced investment plans for 2009. Many scheduled orders were postponed and during the quarter, cancellations of orders for new equipment increased significantly. With the aim of offsetting the effects of falling order intake, measures were taken that included approval and implementation of comprehensive reductions in the rate of production, reductions in the number of part-time and contracted staff, the dismissal of permanent employees, phasing-out of sub-suppliers and the closure and consolidation of production sites. During the quarter, the permanent workforce was reduced by slightly more than 400 employees and part-time and contracted staff by more than 1 000 persons. The implementation of these measures will mainly take effect during 2009 and the financial impact will become gradually apparent.

Operating profit in the fourth quarter amounted to SEK 1,105 M (1,348) or 10.0% (14.7) of invoicing. The reduction was attributable primarily to the exploration and construction segments, while sales to underground mines generated a stable operating margin. A high level of project invoicing entailed a reduction in the operating margin of sales to surface mines during the quarter. Earnings were charged with SEK 80 M for restructuring costs. Changed exchange rates had a positive impact of about SEK 110 M on profit. Return on capital employed declined to 24.2% (31.2).

SANDVIK MINING AND CONSTRUCTION

SEK M	Q4 2008	Q4 2007	Change %	Q1-4 2008	Q1-4 2007	Change %
Order intake	8 251	10 084	-20 *	38 634	37 986	+/-0
Invoiced sales	11 038	9 166	+17 *	38 651	33 073	+15
Operating profit	1 105	1 348	-18	4 996	4 979	+/-0
%	10.0	14.7		12.9	15.1	
Return on capital employed, %	24.2	31.2		24.2	31.2	
No. of employees	16 796	15 173	+11	16 796	15 173	+11

* At fixed exchange rates for comparable units.

Sandvik Materials Technology

Sandvik Materials Technology's order intake in the fourth quarter amounted to SEK 4,991 M (5,545), down 17% compared with the preceding year, excluding currency effects for comparable units. Invoiced sales amounted to SEK 5,146 M (5,538), a decline of 15% excluding currency effects for comparable units. Order intake, excluding currency, structural and metal price effects, fell by 5% and invoicing by 1% compared with a relatively weak quarter in the preceding year. Changed metal prices had a negative effect on order intake and invoicing of about 12 and 14 percentage points, respectively.

Underlying demand for products from Sandvik Materials Technology was fairly stable in the quarter compared with the corresponding quarter in 2007. However, the rate of order intake and invoiced sales was lower compared with the most recent quarter. Most notable was the decline in standard products and sales to the automotive, consumer goods and parts of the engineering industry. Demand for high value-added niche products to the nuclear industry was particularly strong during the quarter and two major orders to nuclear plants to a total value of SEK 900 M were gained. Demand for products to areas of the oil/gas and process industries continued to be stable. Order intake declined sharply in NAFTA, Asia and South America, while the slowdown was less severe in Europe and Australia. To offset lower volumes the rate of production was restricted in several areas during the quarter. Furthermore, a decision was taken in November to reduce the workforce by about 1,500 employees, which is to be completed during 2009. The workforce was reduced by slightly less than 200 persons during the fourth quarter.

Metal price effects on current inventories negatively impacted earnings by SEK 320 M in the fourth quarter. Total inventory levels were reduced during the quarter. However, changed mix in warehoused volumes has only entailed a marginal reduction of the nickel inventory, which amounted to slightly less than 10,000 tons (10,000 in the preceding quarter) at quarter end. The lower average acquisition price of approximately USD 17,000 per ton (23,500) was partially offset by a strengthening of USD during the quarter. Cash flow in the quarter was not impacted by these revaluation effects. Based on current metal prices and exchange rates, a negative impact on profit of about SEK 550 M is expected in the first quarter of 2009 as a result of metal price effects.

Operating profit was to a significant degree adversely affected by the under-absorption of fixed costs due to reduced production volumes. Changed exchange rates had a positive impact on earnings of SEK 110 M in the quarter. The reported operating profit amounted to SEK 65 M (86), or 1.3% (1.6) of invoicing. Adjusted for the inventory valuation effects, the operating margin amounted to 7.5%. Return on capital employed was 6.3% (14.5) for the most recent four quarters, including negative metal price effects of about SEK 1.1 billion.



The energy segment continued to show stable development during the quarter.

SANDVIK MATERIALS TECHNOLOGY

SEK M	Q4 2008	Q4 2007	Change %	Q1-4 2008	Q1-4 2007	Change %
Order intake	4 991	5 545	-5 *	21 581	22 733	-6
Invoiced sales	5 146	5 538	-1 *	21 480	22 486	-5
Operating profit	65	86	-24	1 187	2 435	-51
%	1.3	1.6		5.5	10.8	
Return on capital employed, %	6.3	14.5		6.3	14.5	
No. of employees	9 281	9 098	+2	9 281	9 098	+2

* At fixed exchange rates for comparable units and adjusted for metal price effects.

Full-year 2008

Order intake for the period January-December 2008 amounted to SEK 92,610 M (92,059), down 1% in total and for comparable units excluding currency effects. Invoicing was SEK 92,654 M (86,338), up 5% in total and for comparable units excluding currency effects. Operating profit for the January-December period amounted to SEK 12,794 M (14,394), a decline of 11%. The operating margin was 13.8% (16.7). Adjusted for metal price effects on inventories of SEK -1,127 M, the operating profit totaled SEK 13,921 M and the operating margin was 15.0%. Changed exchange rates had a positive impact on profit of about SEK 675 M from the beginning of the year.

Financial net amounted to SEK -2,217 M (-1,397) and profit after financial items was SEK 10,557 M (12,997). The decrease in net financial items is mainly attributable to increased borrowing. The tax rate was 26%, and profit for the period amounted to SEK 7,836 M (9,594). Earnings per share amounted to SEK 6.30 (7.65). Cash flow from operating activities rose to SEK 9,671 M (5,476). The Group's investments in fixed assets amounted to SEK 7,169 M (5,399). Company acquisitions accounted for SEK 954 M (5,856). After investments, acquisitions and divestments, cash flow amounted to SEK 2,040 M (neg: 5,007). The number of employees was 50,028 (47,123 at 31 December 2007). Mergers and acquisitions has during the year increased the number of employees with around 600 persons. During the second half the Group has reduced the number of temporary employees with around 1,500 persons.

Significant events

- During the quarter, comprehensive action programs were approved and initiated with the aim of adapting production capacity and cost levels to prevailing market conditions and developments. In addition to cost-saving measures in operating activities, the structural measures that have been approved to date are summarized in the table below.

Structural measures

Business area	Structural measure	Implementation
Sandvik Tooling	Temporary closure of production units	Q 4/08 -
Sandvik Tooling	Ongoing personnel reductions	Q 4/08 -
Sandvik Mining and Construction	Phasing-out of part-time employees	Q 4/08 -
Sandvik Mining and Construction	Lay-offs at sites in Finland and Northern Ireland	Q 1/09
Sandvik Mining and Construction	Reduced rate of production	Q 4/08 -
Sandvik Mining and Construction	Ongoing personnel reductions	Q 4/08 -
Sandvik Mining and Construction	Closure of plants in Australia, Northen Ireland and Canada	Q 1/09
Sandvik Materials Technology	Personnel reductions, lay-off of 1,500 employees	Q 2/09 -
Sandvik Materials Technology	Reduced rate of production	Q 4/08 -
Sandvik Materials Technology	Phasing-out of part-time employees	Q 4/08

- In October, AB Sandvik Calamo, part of the Sandvik Materials Technology business area, was divested to the German company Dockweiler Edelstahl GmbH. Sandvik Calamo is a supplier of electro-polished tube products primarily to the electronics industry. The unit has 36 employees and sales of about SEK 65 M.
- In January 2009, Sandvik Tooling concluded the acquisition of the British company BTA Heller Drilling Systems Ltd. BTA specializes in advanced tooling systems for deep-hole drilling in complex materials. The acquisition strengthens Sandvik Tooling's offering to, for example, the aerospace industry. The company has 12 employees and sales of approximately SEK 33 M.
- In conjunction with US Private Placement loans in 2005 and 2007, Sandvik entered into interest swap contracts to get most of the loans in floating rates. By closing these swap contracts, Sandvik will in the first quarter 2009 report a positive cash flow impact of approximately SEK 1,200 M. The corresponding profit will be distributed over the remaining duration of the loans which is approximately 11 years. After the closing, Sandvik will have a more even exposure between fixed and variable interest rates on existing loans.

Parent Company

The Parent Company's invoicing during the fourth quarter of 2008 amounted to SEK 4,531 M (5,248) and the operating profit was SEK -548 M (-153). For the 2008 January–December period, invoicing totaled SEK 20,427 M (20,682) and the operating profit SEK -395 M (521). The operating profit for the Parent Company, as for the Group, was negatively impacted by metal price effects as well as low production rates at some manufacturing units. In total, the result for 2008 has been negatively affected by SEK 882 M from effects on inventories due to changed metal prices. Income from shares in Group companies consists primarily of dividends from these and amounted to SEK 6,774 M (5,997) during the fourth quarter. Interest-bearing liabilities, less cash and cash equivalents and interest-bearing assets, amounted to SEK 12,362 M (10,240). The Parent Company's net debt/equity ratio increased as a result of the settlement of Group contributions and payment of dividends to shareholders. Investments in fixed assets amounted to SEK 1,537 M (1,128).

Acquisitions and divestments

The total purchase consideration for operations acquired during the year amounted to SEK 968 M. Of the purchase consideration, a preliminary amount of SEK 579 M comprises goodwill and other intangible assets.

The number of employees in acquired operations amounted to 704. The accumulated effect from acquisitions was SEK 370 M on invoicing and SEK -17 M on profit after tax.

Acquisitions during the latest 18 months

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Materials Technology	Doncasters Medical Technologies, UK	13 Jul 07	500	430
Sandvik Materials Technology	JKB Medical Technologies, USA	14 Dec 07	90	90
Sandvik Mining and Construction	JN Precise, Canada	28 Jan 08	100	70
Sandvik Materials Technology	Medtronic Inc., USA (part of)	1 Feb 08	140	110
Sandvik Mining and Construction	Corstor International, South Africa	29 Feb 08	70	100
Sandvik Mining and Construction	Aubema, Germany	3 Apr 08	160	80
Sandvik Mining and Construction	Sanslip, Sweden	7 Apr 08	15	9
Sandvik Materials Technology	Eurocut, UK	2 May 08	60	60
Seco Tools	ALG, Russia	5 May 08	100	170
Sandvik Tooling	Teeness, Norway	30 May 08	200	105
Sandvik Tooling	Precorp, USA (49%)	12 Jun 08	140	140
Sandvik Tooling	BTA Heller Drilling Systems, UK	16 Jan 09	33	12

Divestments during the latest 18 months

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Tooling	Sandvik Tobler	31 Jan 08	85	80
Sandvik Mining and Construction	Sandvik Nora, construction division	30 Apr 08	65	30
Sandvik Materials Technology	Sandvik Calamo	30 Oct 08	65	36

Proposal to the 2009 AGM

The Annual General Meeting will be held in Sandviken, Sweden on 28 April, at 17:00 CET. The 2008 Annual Report will be available in the first week in April. The Board of Directors proposes a dividend of SEK 3.15 per share (4.00) or a total of SEK 3,737 M (4,745). The proposal represents a decrease of 21% compared with the preceding year and corresponds to 50% of earnings per share. The proposed record date for the dividend is 4 May 2009.

Accounting policies

This interim report was prepared in accordance with IFRS, applying IAS 34, Interim Financial Reporting. The same accounting and valuation policies were applied as in the most recent annual report. From 2008, Sandvik has adjusted the distribution of costs between Cost of sales and services and Administrative expenses to increase accuracy and clarity and thereby improve the reporting of operations. This means that both the adjusted gross profit margin and administrative expenses increased by approximately 1 percentage point for the quarter. These adjustments have no impact on operating profit. Figures for 2007 were restated in this report.

Risks and uncertainty factors

Sandvik is a global group represented in 130 countries and is as such exposed to a number of commercial and financial risks. Accordingly, risk management is an important process for Sandvik in relation to established targets. Efficient risk management is an ongoing process conducted within the framework of business control, and is part of the ongoing operations follow-up and forward-looking assessment of operations.

Sandvik's future risk exposure is assumed not to deviate from the inherent exposure associated with Sandvik's ongoing business operations. The recent dramatic developments in the global economy have caused a higher level of general uncertainty, which, in the short term, could also entail increased risk and uncertainty for Sandvik's sales and profitability. For a more in-depth analysis of risks, refer to Sandvik's 2007 Annual Report.

Transactions with related parties

No transactions between Sandvik and related parties that have significantly affected the company's position and earnings have taken place.

Sandviken, 4 February 2009
Sandvik AB; (publ)

Board of Directors

Sandvik discloses the information provided herein pursuant to the Securities Market Act and/or the Financial Instruments Trading Act. The information was submitted for publication on 4 February at 08:00 CET.

Review report

We have conducted a review of the full-year report for Sandvik AB; (publ) at 31 December 2008 and of the twelve-month period ending on that date. The Board of Directors and the President are responsible for preparing this full-year report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express an opinion on this full-year report based on our review.

Focus and scope of the review

We conducted our review in accordance with the Standard on Review Engagements (SÖG) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not provide the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying full-year report for the Group, in all material respects, is not prepared in accordance with IAS 34 and the Annual Accounts Act, and the full-year report for the Parent Company is not prepared in accordance with the Annual Accounts Act.

Stockholm, 4 February 2009

KPMG AB
Caj Nackstad
Authorized Public Accountant

Appendices:

1. The Group in brief.
2. The Parent Company in brief.
3. Sales and operating profit.

The company's auditors have conducted a review of the interim report for the fourth quarter of 2008. The interim report for the first quarter of 2009 will be published on 28 April 2009.

Additional information may be obtained from Sandvik Investor Relations tel. +46 26 26 10 23 (Jan Lissåker) or tel. +46 26 26 09 37 (Magnus Larsson), or by e-mail to info.ir@sandvik.com. A presentation and teleconference will be held on 4 February 2009 at 14:00 CET. Further information is available at www.sandvik.com.

Financial calendar 2009:

28 Apr	First quarter report 2009 and AGM
17 Jul	Second quarter report 2009
3 Sep (prel.)	Capital markets day 2009
30 Oct	Third quarter report 2009

POSTAL ADDRESS
Sandvik AB
SE-811 81 Sandviken

PUBLIC COMPANY (publ)
Corp.reg. No: 556000-3468
VAT No: SE663000060901

PHONE AND FAX
+46 26 26 00 00
+46 26 26 10 22

WEB SITE AND E-MAIL
www.sandvik.com
info.ir@sandvik.com

Appendix 1

The Group in brief

INCOME STATEMENT SEK M	Q4 2008	Q4 2007	Change %	Q1-4 2008	Q1-4 2007	Change %
Revenue	24 171	22 711	+6	92 654	86 338	+7
Cost of sales and services	-17 129	-15 094	+13	-61 562	-55 976	+10
Gross profit	7 042	7 617	-8	31 092	30 362	+2
% of revenues	29.1	33.5		33.6	35.2	
Selling expenses	-3 117	-2 728	+14	-11 524	-10 334	+11
Administrative expenses	-1 370	-1 141	+20	-5 287	-4 142	+28
Research and development costs	-520	-518	+/-0	-2 014	-1 818	+11
Other operating income and expenses	200	-30		527	326	+61
Operating profit	2 235	3 200	-30	12 794	14 394	-11
% of revenues	9.2	14.1		13.8	16.7	
Financial income	173	79	+119	375	377	-1
Financial expenses	-884	-546	+62	-2 592	-1 774	+46
Financial net	-711	-467	+52	-2 217	-1 397	+59
Profit after financial items	1 524	2 733	-44	10 577	12 997	-19
% of revenues	6.3	12.0		11.4	15.1	
Income tax expense	-370	-650	-43	-2 741	-3 403	-19
Profit for the period	1 154	2 083	-45	7 836	9 594	-18
% of revenues	4.8	9.2		8.5	11.1	
of which minority interests	60	104	-42	364	478	-24
of which shareholders' interest	1 094	1 979	-45	7 472	9 116	-18
Earnings per share, SEK	0.92	1.65	-44	6.30	7.65	-18

BALANCE SHEET SEK M	31 Dec 2008	31 Dec 2007	Change %
Intangible assets	12 472	11 425	+9
Property, plant and equipment	26 123	20 895	+25
Financial assets	4 352	3 779	+15
Inventories	28 614	25 301	+13
Current receivables	26 668	22 029	+21
Cash and cash equivalents	4 998	2 006	+149
Total assets	103 227	85 435	+21
Total equity	36 725	29 823	+23
Non-current interest-bearing liabilities	25 314	21 477	+18
Non-current non-interest-bearing liabilities	5 919	5 376	+10
Current interest-bearing liabilities	14 549	10 469	+39
Current non-interest-bearing liabilities	20 720	18 290	+13
Total equity and liabilities	103 227	85 435	+21
*Net working capital**	*32 571*	*28 804*	*+13*
Loans	*36 735*	*28 554*	*+29*
*Net debt***	*33 323*	*28 905*	*+15*
Minority interests in total equity	*1 137*	*1 209*	*-6*

*) Inventories + trade receivables excl. prepaid income taxes, reduced by non-interest-bearing liabilities excl. tax liabilities.

**) Current and non-current interest-bearing liabilities including net provisions for pensions, less cash and cash equivalents.

Appendix 1 (cont.)

CHANGE IN TOTAL EQUITY SEK M	Q1-4 2008	Q1-4 2007
Opening equity as shown in approved balance sheet for the preceding year	29 823	27 198
Currency translation differences	4 832	831
Equity settled share based payments	-36	-114
Effect of hedge accounting in accordance with IAS 39	-457	80
Dividends	-5 111	-4 207
Acquisition of minority interest in subsidiaries	-162	
Redemption of own shares		-3 559
Net profit for the period	7 836	9 594
Closing equity	36 725	29 823

CASH-FLOW STATEMENT SEK M	Q4 2008	Q4 2007	Q1-4 2008	Q1-4 2007
Cash flow from operating activities				
Income after financial income and expenses	+1 524	+2 733	+10 577	+12 997
Adjustment for depreciation, amortization and impairment losses	+964	+816	+3 481	+3 077
Adjustment for items that do not require the use of cash	+153	-117	-142	-627
Income tax paid	-363	-985	-2 897	-3 404
Cash flow from operating activities before changes in working capital	+2 278	+2 447	+11 019	+12 043
Changes in working capital				
Change in inventories	+715	-502	-1 001	-5 528
Change in operating receivables	+436	-306	-640	-2 505
Change in operating liabilities	-1 504	-357	+293	+1 466
Cash flow from operating activities	+1 925	+1 282	+ 9 671	+5 476
Cash flow from investing activities				
Acquisitions of companies and shares, net of cash acquired	-19	-156	-954	-5 856
Acquisitions of property, plant and equipment	-2 070	-1 962	-7 169	-5 399
Proceeds from sale of companies and shares, net of cash disposed of	+28	+5	+111	+363
Proceeds from sale of property, plant and equipment	+39	+97	+381	+409
Cash flow from investing activities	-2 022	-2 016	-7 631	-10 483
Net cash flow after investing activities	-97	-734	+2 040	-5 007
Cash flow from financing activities				
Change in interest-bearing liabilities	+3 388	+329	+6 542	+13 052
Exercise of personnel options program		-2	-44	-100
Redemption of own shares				-3 559
Payment to new pension fund			-663	
Dividends paid			-5 111	-4 207
Cash flow from financing activities	+3 388	+327	+724	+5 186
Cash flow for the period	+3 291	-407	+2 764	+179
Cash and cash equivalents at beginning of the period	+1 560	+2 379	+2 006	+1 745
Exchange-rate differences in cash and cash equivalents	+147	+34	+228	+82
Cash and cash equivalents at the end of the period	+4 998	+2 006	+4 998	+2 006

Appendix 2

The parent company in brief

INCOME STATEMENT SEK M	Q4 2008	Q4 2007	Change %	Q1-4 2008	Q1-4 2007	Change %
Revenue	4 531	5 248	-14	20 427	20 682	-1
Cost of sales and services	-4 210	-4 362	-3	-17 007	-16 111	6
Gross profit	321	886	-64	3 420	4 571	-25
Selling expenses	-161	-165	-2	-662	-621	7
Administrative expenses	-533	-481	11	-2 191	-1 982	11
Research and development costs	-187	-355	-47	-920	-1 019	-10
Other operating income and expenses	12	-38	-132	-42	-428	-90
Operating profit	-548	-153	258	-395	521	-176
Income from shares in group companies	1 411	2 678	-47	6 774	5 997	13
Income from shares in associated companies	2	-	0	5	5	0
Interest income and similar items	142	181	-22	613	638	-4
Interest expenses and similar items	-486	-312	56	-1 655	-1 165	42
Profit after financial items	521	2 394	-78	5 342	5 996	-11
Appropriations	7	2 701	-	7	3 063	-
Income tax expense	397	-572	-169	401	-745	-154
Profit for the period	925	4 523	-80	5 750	8 314	-31

BALANCE SHEET SEK M	31 Dec 2008	31 Dec 2007	Change %
Intangible assets	31	26	19
Property, plant and equipment	6 619	5 765	15
Financial assets	14 819	13 857	7
Inventories	5 123	6 242	-18
Current receivables	15 304	19 287	-21
Cash and cash equivalents	3	6	-50
Total assets	41 899	45 183	-7
Total equity	14 088	12 901	9
Untaxed reserves	12	19	-37
Provisions	371	317	17
Non-current interest-bearing liabilities	12 366	11 879	4
Non-current non-interest-bearing liabilities	108	-	0
Current interest-bearing liabilities	9 873	11 982	-18
Current non-interest-bearing liabilities	5 081	8 085	-37
Total equity and liabilities	41 899	45 183	-7
Interest-bearing liabilities and provisions minus cash and cash equivalents and interest-bearing assets	12 362	10 240	+21
Investments in fixed assets	1 537	1 128	+36

Appendix 3

Sales and Operating profit

INVOICED SALES BY MARKET AREA

SEK M	Q4 2007	Full-year 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Change Q4 %	Change Q4 %[1]	Full-year 2008
Europe	10 327	39 704	10 463	11 213	9 860	10 315	0	-7	41 851
NAFTA	3 658	14 901	3 616	3 600	3 642	3 969	+8	-6	14 827
South America	1 466	5 445	1 264	1 444	1 394	1 880	+28	+28	5 982
Africa/Middle East	1 835	6 716	1 754	1 920	1 994	2 143	+17	+20	7 811
Asia	3 317	11 671	3 023	3 506	3 406	3 718	+12	-6	13 653
Australia	2 108	7 901	1 870	2 334	2 182	2 146	+2	+11	8 530
Group total	22 711	86 338	21 990	24 016	22 478	24 171	+6	-1	92 654

ORDER INTAKE BY BUSINESS AREA

SEK M	Q4 2007	Full-year 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Change Q4 %	Change Q4 %[1]	Full-year 2008
Sandvik Tooling	6 383	25 134	6 928	6 720	6 270	5 879	-8	-18	25 798
Sandvik Mining and Construction	10 084	37 986	10 529	10 389	9 465	8 251	-18	-20	38 634
Sandvik Materials Technology	5 545	22 733	5 921	5 899	4 770	4 991	-10	-17	21 581
Seco Tools[2]	1 600	6 176	1 721	1 678	1 600	1 595	0	-11	6 594
Group activities	7	30	1	1	1	0			3
Group total	23 619	92 059	25 100	24 688	22 106	20 716	-12	-18	92 610

INVOICED SALES BY BUSINESS AREA

SEK M	Q4 2007	Full-year 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Change Q4 %	Change Q4 %[1]	Full-year 2008
Sandvik Tooling	6 429	24 732	6 600	6 721	6 295	6 359	-1	-12	25 975
Sandvik Mining and Construction	9 166	33 073	8 352	9 786	9 475	11 038	+20	+17	38 651
Sandvik Materials Technology	5 538	22 486	5 402	5 810	5 122	5 146	-7	-15	21 480
Seco Tools[2]	1 566	6 011	1 627	1 691	1 576	1 618	+3	-8	6 513
Group activities	12	36	9	8	10	10			35
Group total	22 711	86 338	21 990	24 016	22 478	24 171	+6	-1	92 654

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q4 2007	Full-year 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Change Q4 %	Full-year 2008
Sandvik Tooling	1 542	5 989	1 595	1 626	1 422	817	-47	5 461
Sandvik Mining and Construction	1 348	4 979	1 184	1 370	1 337	1 105	-18	4 996
Sandvik Materials Technology	86	2 435	82	534	505	65	-24	1 187
Seco Tools[2]	385	1 491	403	378	318	232	-40	1 332
Group activities	-161	-500	-76	-125	3	16		-183
Group total	3 200	14 394	3 190	3 783	3 586	2 235	-30	12 794

OPERATING MARGIN BY BUSINESS AREA

% OF INVOICED SALES	Q4 2007	Full-year 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Full-year 2008
Sandvik Tooling	24.0	24.2	24.2	24.2	22.6	12.9	21.0
Sandvik Mining and Construction	14.7	15.1	14.2	14.0	14.1	10.0	12.9
Sandvik Materials Technology	1.6	10.8	1.5	9.2	9.9	1.3	5.5
Seco Tools[2]	24.6	24.8	24.8	22.3	20.2	14.4	20.5
Group total	14.1	16.7	14.5	15.8	16.0	9.2	13.8

1) Change compared with preceding year at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim and annual report.

Sandvik AB Nomination Committee's proposal to Board prior to the 2009 Annual General Meeting

The Nomination Committee of Sandvik AB proposes the reelection of Hanne de Mora, Georg Ehrnrooth, Simon Thompson, Fredrik Lundberg, Egil Myklebust, Anders Nyrén, Lars Pettersson and Clas Åke Hedström, Chairman.

The Nomination Committee comprised Carl-Olof By, Industrivärden, Chairman, Håkan Sandberg, Handelsbanken's Pension Foundation and Pension Fund, Staffan Grefbäck, Alecta Pension Insurance, Marianne Nilsson, Swedbank Robur Funds and Clas Åke Hedström, Sandvik's Board Chairman.

The Nomination Committee's other proposals will be disclosed in the notice of the Annual General Meeting.

The Annual General Meeting of Sandvik AB will be held on Tuesday, 28 April 2009, at 5:00 p.m. at Jernvallen, Sandviken.

Further information can be obtained from the Nomination Committee's Chairman Carl-Olof By, tel. +46 8 66 66 400.

Sandviken, 5 February 2009

Sandvik Aktiebolag (publ)

END